FORGE GROUP, INC.

8401 Connecticut Avenue, Suite 300

Chevy Chase, Maryland 20815

February 7, 2022

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	Forge Group, Inc.

Offering Statement on Form 1-A

Filed February 7, 2022

File No. 024-11534

Ladies and Gentlemen:

In accordance with the rules of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, the undersigned respectfully requests that of the above-referenced Offering Statement be determined to be qualified at 2:00 p.m. on February 9, 2022, or as soon thereafter as is practicable.

Please contact Wesley R. Kelso, of Stevens & Lee, P.C. at (717) 471-9870 with any questions you may have concerning this request.

Very truly yours, FORGE GROUP, INC.

By:	/s/ Patrick J. Bracewell
Name:	Patrick J. Bracewell
Title:	President and Chief Executive Officer